Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 6, 2023

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie and Lauren Nguyen

Re:	Allurion Technologies Holdings, Inc.

Registration Statement on Form S-4

Filed June 27, 2023

File No. 333-271862

Ladies and Gentlemen,

This letter is submitted on behalf of Allurion Technologies Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4 filed on June 27, 2023 (File No. 333-271862) (the “Registration Statement”), as set forth in your letter dated July 3, 2023, addressed to Shantanu Gaur, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments. The Amended Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Registration Statement (marked to show changes from the Registration Statement) via email.

Amendment No. 3 to Registration Statement on Form S-4

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

July 6, 2023

Non-Redemption Agreement, page 216

1.

We note your response to prior comment 3. We disagree that the Sales Agency Agreement is not required to be filed as an exhibit to your registration statement. We note disclosure that in connection with the execution of the Business Combination Agreement, Compute Health entered into the Non-Redemption Agreement with New Allurion, Allurion and Medtronic. The Non-Redemption Agreement and Medtronic Sales Agency Agreement are substantially related to this Business Combination and the Non-Redemption Agreement refers to the Medtronic Sales Agency Agreement. Please file the Medtronic Sales Agency Agreement as an exhibit to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the Medtronic Sales Agency Agreement as Exhibit 10.37 to the Amended Registration Statement.

General

2.

Please fill in missing information that is not eligible to be omitted pursuant to Rule 430A of the Securities Act in a pre-effective amendment. Please revise throughout your registration statement to include all information required under Rule 430 of Regulation SK in order for shareholders to receive a complete prospectus. Please note that this includes all information to be calculated as of the record date, since you have set the record date as July 3, 2023. Additionally, where applicable throughout your filing, revise to include the approximate amount of funds in the trust account and the stock trading price of the Compute Health shares as of a recent practicable date. Last, revise to disclose the fee to be paid to Morrow Sodali or tell us why you cannot reasonably calculate such fee.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has made updates throughout the Amended Registration Statement to include all information required under Rule 430A of the Securities Act and Rule 430 of Regulation S-K, including information to be calculated as of the record date. The Company has also included additional information in the Amended Registration Statement, such as the approximate amount of funds in the trust account, the stock trading price of Compute Health Class A Common Stock as of July 3, 2023 and the fee to be paid to Morrow Sodali.

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Please contact the undersigned at (617) 570-1724 or via email at PRosie@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Paul R. Rosie
Paul R. Rosie

cc:	Shantanu Gaur, Chief Executive Officer, Allurion Technologies, Inc.

Chris Geberth, Chief Financial Officer, Allurion Technologies, Inc.

Danielle Lauzon, Goodwin Procter LLP